SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                            ______________________

                                 SCHEDULE 13G
                                (RULE 13D-102)

        INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.          ){1}


                             STEEL DYNAMICS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  858119 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)


                             _____________________


      Check  the  following  box  if  a  fee  is being paid with this statement
<checked-box>.  (A fee is not required only if  the  filing  person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE Rule 13d-7.)

[FN]

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.  858119 10 0                13G                    PAGE 2 OF 11 PAGES

       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Keylock Investments Limited

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                            (A) <square>
                                                                                               (B) <checked-box>

       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION

                Republic of Ireland
                                              5       SOLE VOTING POWER
               NUMBER OF
                                                           3,017,139 (See Footnote 1 to Item 4)
                SHARES

             BENEFICIALLY                     6       SHARED VOTING POWER

               OWNED BY                                    0

                 EACH                         7       SOLE DISPOSITIVE POWER

               REPORTING                                   3,017,139 (See Footnote 2 to Item 4)

                PERSON                        8       SHARED DISPOSITIVE POWER

                 WITH                                      0

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,017,139 (See Footnote 1 to Item 4)

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES{*}            <checked-box>

      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.9%
      12        TYPE OF REPORTING PERSON{*}

                      CO


                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  858119 10 0                13G                    PAGE 3 OF 11 PAGES

       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Heidtman Steel Products, Inc.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                            (A) <square>
                                                                                               (B) <checked-box>

       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION

                Ohio
                                              5       SOLE VOTING POWER
               NUMBER OF
                                                           0
                SHARES

             BENEFICIALLY                     6       SHARED VOTING POWER

               OWNED BY                                    3,017,139 (DISCLAIMED See 9 Below) (See also Footnote 1 to Item 4)

                 EACH                         7       SOLE DISPOSITIVE POWER

               REPORTING                                   0

                PERSON                        8       SHARED DISPOSITIVE POWER

                 WITH                                      3,017,139 (DISCLAIMED See 9 Below) (See also Footnote 1 to Item 4)

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,017,139   BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY CENTAUR, INC. (See also Footnote 1 to
                                  Item 4)

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES{*}            <checked-box>

      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.9% (but see 9 above)

      12        TYPE OF REPORTING PERSON{*}

                      CO



                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  858119 10 0                13G                    PAGE 4 OF 11 PAGES

       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Centaur, Inc.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                            (A) <square>
                                                                                               (B) <checked-box>

       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
                                              5       SOLE VOTING POWER
               NUMBER OF
                                                           0
                SHARES

             BENEFICIALLY                     6       SHARED VOTING POWER

               OWNED BY                                    3,017,139 (DISCLAIMED See 9 Below) (See also Footnote 1 to Item 4)

                 EACH                         7       SOLE DISPOSITIVE POWER

               REPORTING                                   0

                PERSON                        8       SHARED DISPOSITIVE POWER

                 WITH                                      3,017,139 (DISCLAIMED See 9 Below) (See also Footnote 1 to Item 4)

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,017,139   BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY CENTAUR, INC. (See also Footnote 1 to
                                  Item 4)

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES{*}            <checked-box>

      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.9% (but see 9 above)

      12        TYPE OF REPORTING PERSON{*}

                      CO


                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

CUSIP NO.  105368203                    13G                 PAGE 5 OF 11 PAGES

       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                John C. Bates

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                            (A) <square>
                                                                                               (B) <checked-box>
       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
                                              5       SOLE VOTING POWER
               NUMBER OF
                                                           0
                SHARES

             BENEFICIALLY                     6       SHARED VOTING POWER

               OWNED BY                                    3,017,139 (DISCLAIMED See 9 Below) (See also Footnote 1 to Item 4)

                 EACH                         7       SOLE DISPOSITIVE POWER

               REPORTING                                   0

                PERSON                        8       SHARED DISPOSITIVE POWER

                 WITH                                      3,017,139 (DISCLAIMED See 9 Below) (See also Footnote 1 to Item 4)


       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,017,139   BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY JOHN C. BATES (See also Footnote 1 to
                                  Item 4)

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES{*}            <checked-box>

      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.9% (but see 9 above)

      12        TYPE OF REPORTING PERSON{*}

                      IN


                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).  NAME OF ISSUER:

            The name of the Issuer is Steel Dynamics, Inc. (the "Company").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The address of the principal executive offices of the Company is:
                  4500 County Road 59
                  Butler, Indiana 46721

ITEM 2(A).  NAME OF PERSON FILING:

            (i) Keylock Investments Limited ("Keylock")
            (ii) Heidtman Steel Products, Inc. ("Heidtman")
            (iii) Centaur, Inc. ("Centaur")
            (iv) John C. Bates ("Bates")

            Bates is the beneficial owner of a controlling interest in Centaur, Centaur is the beneficial owner of a controlling interest in Heidtman, and Heidtman is the beneficial owner of a controlling interest in Keylock.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            (i) 17 Dame Street, Dublin 2, Republic of Ireland.
            (ii) 2401 Front Street, Toledo, Ohio.
            (iii) 2401 Front Street, Toledo, Ohio.
            (iv) 3215 Edgevale, Lambertville, Michigan 48144


ITEM 2(C).  CITIZENSHIP:
            Incorporated by reference to item 4 of the cover page pertaining to each reporting person.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
            This statement relates to the Company's Common Stock, par value $.01 per share.

ITEM 2(E).  CUSIP NUMBER:
            The CUSIP Number is 858119 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable

ITEM 4.     OWNERSHIP.

            (a) Keylock owns beneficially and of record 3,017,139 shares of the
                Common  Stock  of the Company. (1)  Except as disclosed in this
                Item 4(a), none of Keylock, Heidtman, Centaur or Bates beneficially owns any securities of the Company or has a right to acquire any securities of the Company.

            (b) Keylock  beneficially  owns  7.9%  of  the  Common  Stock.  (1)
                Beneficial ownership of all shares of the Common Stock of the Company is disclaimed by each of Heidtman, Centaur and Bates.

            (c) (i) Keylock has the sole power to vote or direct the voting of 3,017,139 shares of the Common Stock (subject to the Stockholders Agreement described below in footnote 1).
                        (1) Except as disclosed in this Item 4(c)(i), none of Keylock, Heidtman, Centaur and Bates has the sole power to vote or to direct the voting of any shares of the Common Stock.



PAGE

               (ii)    None  of Keylock, Heidtman, Centaur and Bates  has  the
                        shared power to vote or to direct the voting of any shares of the Common Stock. (1)

                (iii) Keylock has the sole power to dispose or direct the disposition of 3,017,139 shares of the Common Stock (subject to the Lock-up Letter described below in footnote 2). (2) Except as disclosed in this Item 4(c)(iii), none of Keylock, Heidtman, Centaur and Bates has the sole power to dispose or to direct the disposition of any shares of the Common Stock.

                (iv) None of Keylock, Heidtman, Centaur and Bates has the shared power to dispose or to direct the disposition of any shares of the Common Stock. (2)

  FOOTNOTES TO ITEM 4:

    (1) Keylock is a party to a Stockholders Agreement, dated as of June 30, 1994 (as amended, the "Stockholders Agreement"), among the Company, Keylock, Mazelina Anstalt and various other stockholder groups identified therein (including, General Electric Capital Corporation, Low Cost Limited Partnership, the Management Group, Preussag Stahl AG, Sumitomo and members of the Subdebt Group). Pursuant to the Stockholders Agreement, the shares owned by the stockholder signatories (the "Stockholder Shares") to the Stockholders Agreement are subject to certain prior rights and obligations as between the parties. For a period of 10 years or until the date upon which 25% of the outstanding Common Stock of the Company has been sold pursuant to effective registration statements under the Securities Act of 1933, as amended (a "public float"), each holder of Stockholder Shares (including Keylock) has agreed to vote all of its Stockholder Shares, inter alia, maintain the authorized number of directors on the Company's Board of Directors (currently 10 persons) and, further, to elect to the Board one representative designated by the holders of a majority of certain stockholder groups (including a representative selected by Keylock and Mazelina Anstalt selected jointly). In addition, in the event that the Company's Board of Directors approves a sale of the Company, not otherwise prohibited by the Stockholders Agreement, each holder of Stockholder Shares is required to consent thereto. This undertaking ceases to apply upon the earlier to occur of a sale of the Company or a public float. As of December 31, 1996, the other parties to the Stockholders Agreement owned 33,459,890 shares (including 2,805,958 shares beneficially owned by Mazelina Anstalt) of the Common Stock in addition to the 3,017,139 Stockholder Shares owned by Keylock for a combined total of 36,477,029 shares of the Common Stock of the Company, or 76.3% of the total shares of Common Stock of the Company outstanding as of December 31, 1996. For so long as the provision of the Stockholders Agreement described in this Footnote (1) remain in effect Keylock may be deemed by virtue of the Stockholders Agreement to share voting power with Mazelina Anstalt and/or other holders of Stockholder Shares as to matters subject to the Stockholders Agreement and, hence, to beneficially own all of the Stockholder Shares. Keylock disclaims beneficial ownership of shares of the Common Stock of the Company other than the 3,017,139 shares of Common Stock owned by Keylock. Heidtman, Centaur and Bates disclaim beneficial ownership of all shares of the Common Stock of the Company.

    (2) Keylock is a party to a "lock-up" agreement dated November 7, 1996 (the "Lock Up"), with Morgan Stanley & Co. Incorporated ("Morgan Stanley"), pursuant to which Keylock has agreed that Keylock shall not, for a period of 180 days following the effective date of the registration statement of the Company (November 21, 1996), without the prior written consent of Morgan Stanley, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Common Stock of the Company or any security convertible into or exercisable or

PAGE
        exchangeable for Common Stock of the Company, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of the Common Stock of the Company, whether any such transaction described in clause (1) or clause (2) above, is to be settled by delivery of the Common Stock of the Company or such other securities, in cash or otherwise. For so long as the Lock Up remains in effect, Keylock may be deemed to share with Morgan Stanley power to dispose of the shares of the Common Stock subject to the Lock Up.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 1997
                                      -------------------------------------
                                      (Date)


                                      /s/ Markus Hugelshofer
                                      -------------------------------------
                                      (Signature)


                                      Markus Hugelshofer - Director
                                      -------------------------------------
                                      KEYLOCK INVESTMENTS LIMITED


                                      February 14, 1997
                                      -------------------------------------
                                      (Date)


                                      /s/ John C. Bates
                                      -------------------------------------
                                      (Signature)


                                      John C. Bates - President
                                      -------------------------------------
                                      HEIDTMAN STEEL PRODUCTS INC.


                                      February 14, 1997
                                      -------------------------------------
                                      (Date)


                                      /s/ John C. Bates
                                      -------------------------------------
                                      (Signature)

                                      John C. Bates - President
                                      -------------------------------------
                                      CENTAUR, INC.


                                      February 14, 1997
                                      -------------------------------------
                                      (Date)


                                      /s/ John C. Bates
                                      -------------------------------------
                                      (Signature)

                                      John C. Bates
                                      -------------------------------------
                                      JOHN C. BATES




PAGE

     INDEX TO EXHIBITS                                       PAGE

EXHIBIT 1 Agreement to Make a Joint Filing                     11




PAGE

                     EXHIBIT 1 TO SCHEDULE 13G

                       FEBRUARY 14, 1997


   Keylock  Investments Limited, Heidtman Steel  Products,  Inc.,  Centaur,

Inc. and John  C.  Bates  hereby  agree  that  unless  differentiated, this

Schedule 13G is filed on behalf of each of the parties.



By:/s/ Marcus Hugelshofer
---------------------------------------------------------------------------
   Keylock Investments Limited
   Marcus Hugelshofer/Director



By:/s/ John C. Bates
---------------------------------------------------------------------------
   Heidtman Steel Products, Inc.
   John C. Bates/President



By:/s/ John C. Bates
---------------------------------------------------------------------------
   Centaur, Inc.
   John C. Bates/President



By:/s/ John C. Bates
---------------------------------------------------------------------------
   John C. Bates